Exhibit 4.26
DESCRIPTION OF EQUITY SECURITIES
Authorized Share Capital
Under our restated certification of incorporation, Canadian Pacific Railway Limited (“CPRL”) is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. All of our shares have no par value.
Common Shares
The holders of Common Shares are entitled to receive notice of, attend and vote at all annual and special meetings of the shareholders of CPRL and to one vote in respect of each Common Share held at all such meetings, except at separate meetings of or on separate votes by the holders of another class or series of shares of CPRL. The holders of the Common Shares are entitled to receive dividends if, as and when declared by CPRL’s Board of Directors out of the assets of CPRL properly applicable to the payment of dividends in such amounts and payable in such manner as the Board of Directors may from time to time determine. Subject to the rights of the holders of any other class of shares of CPRL entitled to receive dividends in priority to or rateably with the holders of the Common Shares, the Board of Directors may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of CPRL. In the event of the liquidation, dissolution or winding up of CPRL or other distribution of assets of CPRL among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will, subject to the rights of the holders of any other class of shares of CPRL entitled to receive the assets of CPRL upon such a distribution in priority to or rateably with the holders of the Common Shares, be entitled to participate rateably in any distribution of the assets of CPRL.
First Preferred Shares
Subject to certain limitations, the Board of Directors of CPRL may, from time to time, issue First Preferred Shares in one or more series and determine for any such series, its designation, number of shares and respective rights, privileges, restrictions and conditions. The Board of Directors may not issue First Preferred Shares if by doing so the aggregate amount payable to the holders of such shares as a return of capital in the event of the liquidation or dissolution or winding up of CPRL or any other distribution of the assets of CPRL among its shareholders for the purposes of winding up its affairs would exceed $500,000,000. The First Preferred Shares are entitled to preference over the Common Shares, the Second Preferred Shares and any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of assets of CPRL in the event of a liquidation, dissolution or winding up of CPRL. Except with the consent in writing of all of the holders of First Preferred Shares which may be outstanding, no dividend can be declared and paid on or set apart for payment on the Second Preferred Shares or the Common Shares or on any other shares ranking junior to the First Preferred Shares unless and until all dividends (if any) up to and including any dividend payable for the last completed period for which such dividend is payable on each series of First Preferred Shares outstanding has been declared and paid or set apart for payment. Except as provided by the Canada Business Corporations Act, the holders of the First Preferred Shares will not have any voting rights nor will they be entitled to receive notice of or to attend shareholders’ meetings.
Second Preferred Shares
The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares are substantially identical to those attaching to the First Preferred Shares, except that the Second Preferred Shares are junior to the First Preferred Shares, and are entitled to preference over the Common Shares with respect to the payment of dividends, repayment of capital and the distribution of assets of CPRL in the event of a liquidation, dissolution or winding up of CPRL or any other distribution of the assets of CPRL among its shareholders for the purposes of winding up its affairs.
Rights, Preferences and Restrictions
Dividend Rights
Holders of the Common Shares, First Preferred Shares and Second Preferred Shares are to receive dividends if, as and when declared by the Board of Directors.
Voting Rights
Holders of the Common Shares are entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation and to a single vote in respect of each Common Share held at all such meetings.

Holders of the First Preferred Shares and the Second Preferred Shares are not entitled to receive notice of or to attend any meeting of the shareholders of the Corporation and will not be entitled to vote at any such meeting, except as may be required by law.
Rights on Liquidation
Holders of the Common Shares, First Preferred Shares and Second Preferred Shares are entitled to share in any surplus in the event of liquidation.
Redemption Provisions, Sinking Fund Provisions, Liability to Further Capital Calls and Discrimination
There are no redemption provisions or sinking fund provisions attached to any class of shares of the Corporation. There is no liability to further capital calls by the company provision attached to the shares of the Corporation. There are no provisions discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares, attached to any class of shares of the Corporation.
Changes to Securities
Provisions as to the modification, amendment or variation of the rights attaching to the Common Shares, First Preferred Shares and Second Preferred Shares are contained in the CBCA. The CBCA requires approval by a special resolution (i.e. approved by at least two-thirds of the votes cast at a meeting of the shareholders of CPRL or signed by all the shareholders entitled to vote on that resolution) of CPRL’s shareholders in order to effect any of the following changes:

(1)	change any maximum number of shares that the Corporation is authorized to issue;

(2)	create new classes of shares;

(3)	reduce or increase its stated capital, if its stated capital is set out in the articles;

(4)
change the designation of all or any of its shares and add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued or unissued;

(5)
change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series;

(6)	divide a class of shares, whether issued or unissued, into series and fix the number of shares in each series and the rights, privileges, restrictions and conditions thereof;

(7)	authorize the directors to divide any class of unissued shares into series and fix the number of shares in each series and the rights, privileges, restrictions and conditions thereof;

(8)	authorize the directors to change the rights, privileges, restrictions and conditions attached to unissued shares of any series;

(9)	revoke, diminish or enlarge any authority conferred under items (7) and (8) above; and,

(10)	add, change or remove restrictions on the issue, transfer or ownership of shares.
Rights to Own Securities
Share Transfers
There are no restrictions on transfers of our shares.
No Limitation on Foreign Ownership
There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights.

Change in Control
There are no provisions in our Articles or By-Laws that would have the effect of delaying, deferring or preventing a change in control of the Corporation, and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Corporation.
The Canada Business Corporations Act (the “CBCA”) does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of the Corporation.
Ownership Threshold
There are no provisions in our Articles, By-Laws or in the CBCA governing the threshold above which shareholder ownership must be disclosed.
Changes in the Capital of the Corporation
There are no conditions imposed by our By-Laws which are more stringent than those required by the CBCA.
Perpetual 4% Consolidated Debenture Stock
Pursuant to An Act respecting the Canadian Pacific Railway Company, 1889 (the “Act”) and By-Law No. 47 of Canadian Pacific Limited (as predecessor to Canadian Pacific Railway Company, “CPRC”), Canadian Pacific Limited issued perpetual debenture stock bearing interest at a rate of 4% per annum, payable half-yearly on the first day of the month in January and July of each year (the “Perpetual 4% Consolidated Debenture Stock”). The Perpetual 4% Consolidated Debenture Stock was issued in United States dollars and in British Pounds Sterling, and may be held in bearer form. The Perpetual 4% Consolidated Debenture Stock constitutes a first charge upon and over the whole of the undertaking, railways, works, rolling stock, plant, property and effects of CPRL, with certain exceptions. Pursuant to the Act, the holders of Perpetual 4% Consolidated Debenture Stock do not have voting rights thereon, unless and until CPRC defaults in the payment of a portion of an instalment of the interest thereon constituting no less than ten percent for a period of at least ninety days (an “Event of Default”). Upon an Event of Default, the holders of Perpetual 4% Consolidated Debenture Stock have the right to vote thereon as shareholders at all meetings of the shareholders of CPRC, in the proportion of one vote for every hundred dollars thereof, in the case of Perpetual 4% Consolidated Debenture Stock denominated in United States dollars, or one vote for every twenty British Pounds Sterling, in the case of Perpetual 4% Consolidated Debenture Stock denominated in British Pounds Sterling, with all of the rights and powers of ordinary shareholders of CPRC, and from such Event of Default, the shareholders of common stock of CPRC cease to have the right to vote or act as shareholders of CPRC (the “Voting Rights”). Pursuant to the Act, the Voting Rights cease, and the rights of holders of common stock of CPRC to vote and act as shareholders thereof is revived, at the end of any calendar year after such Event of Default in which the net earnings of CPRC are sufficient to satisfy all interest in arrears, including the interest matured for and during that year (or, if not sufficient, if the shareholders pay the deficiency). This summary of the Perpetual 4% Consolidated Debenture Stock is qualified entirely by the terms of the Act.